UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission

Zvi Chalamish

Chief Fiscal Officer

for the Western Hemisphere

Ministry of Finance

of the State of Israel

800 Second Avenue

17th Floor

New York, New York 10017

* The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL

Explanatory Note

The sole purpose of this Amendment No. 1 to the Annual Report on Form 18-K (this “Amendment”) is to update certain information which was filed as part of Exhibit D to the Annual Report on Form 18-K, filed on June 29, 2007.

This Amendment is comprised of pages 1-4 consecutively and Exhibit D.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York, on the 9th day of July, 2007.

STATE OF ISRAEL

By:	/s/ Ran Alon
Ran Alon
Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
C:	Copy of the State of Israel Budget Proposal for Fiscal Year 2007 (in Hebrew)*
D:	Current Description of the State of Israel	D-1

*	Filed by paper filing under cover of Form SE on June 29, 2007 and incorporated herein by reference.

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